SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 5, 2013

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Form 6-K contains (i) The press release of Interxion Holding N.V. (“Interxion”) dated July 1, 2013 announcing the final results for its tender offer and consent solicitation for its 9.50% Senior Secured Notes due 2017, as previously announced on Form 6-K, as filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2013, (ii) the Indenture dated July 3, 2013, by and among, Interxion, the guarantors thereunder, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC as security trustee (the “Indenture”), and (iii) The Intercreditor Agreement dated July 3, 2013, by and among, Interxion, Barclays Bank PLC, as revolving agent, The Bank of New York Mellon, London Branch, as original senior secured notes trustee, the revolving lenders named therein, the original debtors named therein, and Barclays Bank PLC as security trustee (the “Intercreditor Agreement”).

Indenture

On July 3, 2013, Interxion completed an offering of €325,000,000 aggregate principal amount of 6.00% Senior Secured Notes due 2020 (the “Notes”). The Notes will pay interest semi-annually on each January 15 and July 15 at a rate of 6.00% per annum, and will mature on July 15, 2020. The Notes were offered and sold to initial purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The initial purchasers then sold the Notes to qualified institutional buyers pursuant to exemptions from registration provided by Rule 144A under the Securities Act, and to persons outside the United States in reliance on Regulation S under the Securities Act. The Notes are governed by the Indenture.

The Notes are fully and unconditionally guaranteed (the “Guarantees) by certain subsidiaries of Interxion (the “Guarantors”). The Notes and the Guarantees are secured by certain first-priority liens over certain shares, rights in respect of certain inter-company loan receivables, and rights over certain bank accounts, of Interxion and the Guarantors.

The description of the Indenture in this Form 6-K is not intended to be a complete description of the Indenture. The description is qualified in its entirety by the full text of the Indenture which is attached as Exhibit 99.2 and incorporated by reference in this Form 6-K.

Intercreditor Agreement

Interxion and certain of its subsidiaries entered into the Intercreditor Agreement to govern the relationships and relative priorities among: (i) the lenders named therein; (ii) original hedge counterparty or other persons that accede to the Intercreditor Agreement as counterparties to certain hedging agreements; (iii) the holders of the Notes; (iv) the holders of any future senior unsecured notes; and (v) intra-group creditors and debtors.

The Intercreditor Agreement sets out: (i) the relative ranking of certain indebtedness of the debtors; as defined in the Intercreditor Agreement (the “Debtors”); (ii) the relative ranking of certain security granted by the Debtors; (iii) when payments can be made in respect of certain indebtedness of the Debtors; (iv) when enforcement actions can be taken in respect of that indebtedness; (v) the terms pursuant to which that indebtedness will be subordinated upon the occurrence of certain insolvency events; (vi) turnover provisions; and (vii) when security and guarantees will be released to permit a sale of the Collateral, as defined in the Intercreditor Agreement.

The Intercreditor Agreement was entered into in connection with the Revolving Credit Facility agreement dated June 17, 2013 by and among Interxion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee, as filed on Form 6-K with the Commission on June 20, 2013.

The description of the Intercreditor Agreement in this Form 6-K is not intended to be a complete description of the Intercreditor Agreement. The description is qualified in its entirety by the full text of the Intercreditor Agreement which is attached as Exhibit 99.3 and incorporated by reference in this Form 6-K.

Exhibit

99.1	Press release dated July 1, 2013.

99.2	The Indenture dated July 3, 2013, by and among, Interxion, the guarantors thereunder, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC as security trustee.

99.3	The Intercreditor Agreement dated July 3, 2013, by and among, Interxion Holding N.V., Barclays Bank PLC, as revolving agent, The Bank of New York Mellon, London Branch, as original senior secured notes trustee, the revolving lenders named therein, the original debtors named therein, and Barclays Bank PLC as security trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: July 5, 2013